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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                          For the month of August, 2001
                                           ------------
                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
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                   (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F [X]            Form 40-F  [ ]
                        -----                     -----



[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                 No  [X]
                         -----                   -----


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-   N/A
                                       --------


Description of document filed:  APPOINTMENT OF MR. REX D ADAMS AS A
                                NON-EXECUTIVE DIRECTOR

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AMVESCAP PLC
646234
IMMEDIATE RELEASE  10TH AUGUST 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652


APPOINTMENT OF MR REX D. ADAMS AS A NON-EXECUTIVE DIRECTOR
LONDON - AUGUST 9, 2001 - AMVESCAP PLC (NYSE: AVZ) today announced that it has appointed Mr Rex D. Adams as an independent non-executive director of the Company with effect from [15th November 2001].

"The appointment of Mr Adams adds considerable further international experience and expertise to what is already a strong group of non-executive directors," said Mr. Charles Brady, Executive Chairman of AMVESCAP. "We are delighted that he has agreed to join us and welcome him to the Board " .

FOR FURTHER INFORMATION CONTACT:
Mr Angus Maitland

The Maitland Consultancy                                   +44 (0)207 379-5151

NOTES TO EDITORS:
Rex Adams attended Duke University on an athletic scholarship and graduated magna cum laude in 1962 with a B.A. in Political Science/English. He was selected as a Rhodes Scholar in 1962 and studied Nineteenth Century English History at Merton College, Oxford University.

He joined Mobil International in London in 1965 as a Government Relations Trainee and undertook assignments in Istanbul, London, Hamburg, and Libya. He was ultimately named Vice President of Employee Relations for Mobil Corporation, and, in June 1988, assumed the position of Executive Vice President of Administration until his appointment as Dean of the Fuqua School of Business and professor of business administration in June 1996. As Dean, he has led the Fuqua School of Business to a top five ranking among pier institutions.

He currently serves on the Board of Directors of Alleghany Corporation, Public Broadcasting System (PBS), and The Vera Institute of Justice. He is a Trustee of the Committee for Economic Development, and a member of the Corporation of Woods Hole Oceanographic Institution. He is a former trustee of Duke University and Virginia Union University, and Fuqua board member.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
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                                                 (Registrant)

Date  10th August, 2001                    By  /s/ ANGELA TULLY
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                                                   (Signature)

                                              Angela Tully
                                              Assistant Company Secretary